Filed by The St. Paul Companies, Inc.
Pursuant to Rule 425 Under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Travelers Property
                               Casualty Corp.
Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, including the risks described in the joint proxy statement/prospectus of The St. Paul and Travelers under “Risk Factors”, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; weakening U.S. and global economic conditions; losses in investment portfolios and losses due to foreign currency exchange rate fluctuations, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, asbestos claims and related litigation, environmental claims and related litigation, medical malpractice claims, surety claims and assumed reinsurance; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss of or significant restriction on the ability to use credit scoring in the pricing and underwriting of insurance policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies on the proposed merger; the reaction of Travelers and The St. Paul’s customers, agents, brokers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On December 10, 2003, The St. Paul filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

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     The attached excerpts are transcribed from a fourth-quarter and full-year 2003 earnings conference call held by The St. Paul Companies, Inc. on January 29, 2004, at which various developments of the announced merger with Travelers Property Casualty Corp. were discussed.

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Jay Fishman, The St. Paul Companies Inc. - Chairman of the Board, President

Tom, thanks. Let me just spend a moment or two talking about the situation of the planned merger with the Travelers. You know we are in registration. And as a consequence it is going to be difficult to respond to specific inquiries on the merger, having said that, general observations first We couldn't be more enthusiastic, not only Bob and me, but the people working on this and the energy put on it. We couldn't be more enthusiastic about the strategic and economic rationale of putting these two companies together. As we're developing our plan to be implemented, we're finding very clear reinforcement of the basic assumptions that have brought us together.

First, we will have a unique breadth and depth of Commercial Lines products and services. There is no one else in the industry that will be able to offer the breadth to the distributor and the breadth of product that the combined company will be able to. It is quite remarkable. And it will also have a meaningful, from our perspective, personal lines presence that is just extremely well done and very well run by Joe Lacher and his whole team. And we end up with just a leading insurance franchise.

Secondly, I think perhaps most importantly, we end up with an exceptional talent base, the best in the business. You've seen the announcements we've been making over the last two months. Just the last few days, we've reached a new level of announcements. Yesterday evening, we announced the Regional Vice President positions for our small commercial business and our middle market business. We've announced the leadership of some of the smaller businesses within Commercial Lines. Sometime today the entire finance organization will be announced. And this has really been accomplished smoothly and with very little conflict. We will also have the entire administrative services announcement out today. It just has gone very well.

When you look at the lineup, it’s just an extraordinarily talented organization with years and years and years of underwriting skill and expertise and product breadth and experience and really gives you great confidence in the ability of this group to execute on this.

Our distributors, the brokers and the agents, have responded very positively to the proposed combination. We've been keeping them informed and involved in the decisions that we've made. Essentially our philosophy has been that to the extent they view this transaction as invisible, then we've been a success. It is the people who touch them every day, the underwriters who call on them and the claim people who work with them don't change. If the procedures and processes don't change and they come to understand that this is an opportunity for them and not a threat, really all of those concerns go away. At least so far, their responsiveness has been terrific.

And Bob and I have learned significantly from the experience that we had together in 1996 that these early days and how we deal with agents and brokers is really the most critical decision we make. Chuck Clark said something so simple and elegant. Step one is to make sure 2 plus 2 equals 4. We want to make sure 2 plus 2 doesn't equal 3. And somewhere down the road we'll figure out how to make it 5, and I do think that's the right way to go about this. We want to make sure that the agents perceive this is at least as good as what they had before and we build from that case. We remain comfortable with all the financial objectives that we've laid out. All the work we've done so far has caused us to have a higher degree of confidence about it and we feel terrific about it.

Lastly, in summary, things are going very well in the process, in the transition process. There have been remarkably few disagreements with people working on this. Everyone has a real spirit of cooperation and a real commitment to creating a company that will distinguish itself in the property casualty industry. So our enthusiasm runs high, so does the workload. But that's what we do. And we're anxious to get to the closing so we can begin to build the company we know we're capable of doing.

So with that we turn it over to questions. And we'll be happy to answer anything we can be helpful about.

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QUESTIONS AND ANSWERS

Jay Cohen, Merrill Lynch - Analyst

Great. And I'm not sure if you can answer this, kind of related to the merger, but when you announced the merger, you talked about some of the accounting adjustments and noted how they were sensitive to changes in interest rates. I’m wondering if you can update what you think those accounting changes might look like given where current rates are.

Jay Fishman, The St. Paul Companies Inc. - Chairman of the Board, President

We actually have -- yesterday's spike was interesting. If you remember, I think we said if interest rates went up 100 basis points, that most of the mark-to-market actually went away. And yesterday's spike was interesting. Obviously I haven't done the work yet to reflect that in. But the rates will be what they will be on a daily close, and that's the day we mark-to-market. But the quality of the work we did back then and the information we provided still stands.

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Alain Karaoglan, Deutsche Bank-North America - Analyst

Good morning. Just a couple of questions. One clarification. On the corporate expenses, they seemed to have picked up from $64 million in the third quarter to $77 million. Is there anything behind that or could you tell us why it went up?

The other question relates to -- Jay, now you've had the opportunity to talk to Travelers and look at their book of business. When you compare both books of business, are there any lines of business or segments where either organization may have taken a different point of view on that business. And either in the appetite to write it and how they reserve for it on loss cost trends or on reserves in general.

Jay Fishman, The St. Paul Companies Inc. - Chairman of the Board, President

That's a very good question. I'll take that and let Tom answer the one on the expenses. The St. Paul specialty businesses are in some cases businesses that are either new to the Travelers or in some cases businesses that they really had not embraced. So, for example, our technology business we do $450 to $500 million of premium, Travelers does about $45 million. Our financial and professional services business had largely been done in both insurance at Travelers and really hadn’t – I take that back, bond does some of it, Doreen’s business does do some. I think our casualty appetite is a broader and somewhat more robust appetite than the Travelers is. And I think that in that regard, there is a learning experience that will go on. The fact that Mike is going to continue to lead that segment and the underwriting profiles are sound and continue to stand the test of time I feel very good about.

When you look at the lines where we overlap, and you talk to field people, you can't tell where you're talking to a Travelers field person or a St. Paul field person. These are both companies focused on field underwriting, analyzing risk, pricing appropriately. Because of the controllable systems, the incentive systems that exist at both companies and are so similar, there is not a drive volume for volume sake. There is a drive for profitability which ultimately converts back to an underwriting focus. I don't believe from an underwriting culture standpoint there will be anything here that will be a struggle to get over. We do have a little work to do on the casualty side of the business to begin to take that -- just to make sure the skill and expertise doesn't become one of the 2 plus 2 is 3 phenomenon -- I talked earlier, we've got to make sure 2 plus 2 is 4. We've got to work on that. Everybody has got the right frame of mind. And there is a tremendous amount of open-mindedness on both sides to learn and see what the other does well and try to understand it.

So no, I think -- I actually think that is going to be an easy one. From a merger transition stand point and integration perspective, there isn't anything that has occurred here that causes me to lose sleep at night. From that perspective, it is going exceptionally well.